                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D/A

                   Under The Securities Exchange Act of 1934

                               (Amendment No. 5)

                          Dal-Tile International Inc.
                                (Name Of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title Of Class Of Securities)

                                  23426R 10 8
                                 (CUSIP Number)

     Frank A. Riddick, III                              David D. Wilson
c/o Armstrong World Industries, Inc.           c/o Armstrong Enterprises, Inc.
      2500 Columbia Avenue                           2500 Columbia Avenue
          P.O. Box 3001                                  P.O. Box 3001
    Lancaster, PA  17604-3001                     Lancaster, PA  17604-3001
         (717) 397-0611                                 (717) 397-0611

         (Names, Addresses and Telephone Numbers of Persons Authorized
                     to Receive Notice and Communications)

                                with a copy to:

                                Deborah K. Owen
                      c/o Armstrong World Industries, Inc.
                              2500 Columbia Avenue
                                 P.O. Box 3001
                           Lancaster, PA  17604-3001
                                 (717) 397-0611

                               November 18, 1998
            (Date Of Event Which Requires Filing Of This Statement)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

CUSIP NO.:  23426R 10 8

1.  Name of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
Persons:

     Armstrong Enterprises, Inc.

2.  Check the Appropriate Box if a Member of a Group:

     (a)  [  X  ]
     (b)

3.  SEC Use Only

4.  Source of Funds:  Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [__]

6.  Citizenship or Place of Organization:  Vermont

                     7.  Sole Voting Power:  0
  Number of Shares
   Beneficially      8.  Shared Voting Power:  0
       Owned by
   Each Reporting    9.  Sole Dispositive Power:  0
       Person
       with          10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  0

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [__]

13.  Percent of Class Represented by Amount in Row (11):  0.0%

14.  Type of Reporting Person (See Instructions):  CO

CUSIP NO.:  23426R 10 8

1.  Name of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
    Persons:

     Armstrong World Industries, Inc.

2.  Check the Appropriate Box if a Member of a Group:

     (a)  [  X  ]
     (b)

3.  SEC Use Only

4.  Source of Funds:  Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [__]

6.  Citizenship or Place of Organization:  Vermont

                     7.  Sole Voting Power:  0
  Number of Shares
   Beneficially      8.  Shared Voting Power:  0
     Owned by
   Each Reporting    9.  Sole Dispositive Power:  0
       Person
       with          10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [__]

13. Percent of Class Represented by Amount in Row (11):  0.0%

14. Type of Reporting Person (See Instructions):  CO

     This Amendment No. 5 to the statement on Schedule 13D dated August 19, 1996 and filed with the Securities and Exchange Commission (the "Commission") by Armstrong World Industries, Inc. ("Armstrong"), a Pennsylvania corporation, and Armstrong Enterprises, Inc., a Vermont corporation and a wholly-owned subsidiary of Armstrong ("Enterprises"), relates to the disposition of shares of common stock, $0.01 par value per share (the "Common Stock"), of Dal-Tile International Inc. ("Dal-Tile") formerly held of record by Enterprises which were deemed to be beneficially owned by Armstrong (hereinafter, Armstrong and Enterprises are jointly referred to as the "Reporting Persons"). The Statement on Schedule 13D was amended and restated in its entirety by Amendment No. 1 filed with the Commission on April 8, 1997, and was amended by Amendments No. 2 filed with the Commission on February 26, 1998, Amendment No. 3 filed with the Commission on March 13, 1998 and Amendment No. 4 filed with the Commission on July 21, 1998. The statement on Schedule 13D, as heretofore amended, shall remain unchanged and in full force and effect.

Item 4.    Purpose of Transaction.

     The Reporting Persons sold their remaining 7,822,322 shares of the Common Stock in a registered secondary offering on November 18, 1998. This sale was in furtherance of the Reporting Persons' previously stated intention to dispose of their remaining investment in Dal-Tile. After the sale, the Reporting Persons no longer beneficially own any shares of Dal-Tile Common Stock.

Item 5.    Interest in Securities of the Issuer.

     (a) The Reporting Persons have liquidated their remaining interest in Dal-Tile through an underwritten secondary offering of 7,822,322 shares of Common Stock.

     (b)  No Applicable.

     (c) On November 18, 1998, the Reporting Persons completed the disposition of their remaining ownership interest in Dal-Tile representing 7,822,322 shares of Dal-Tile Common Stock, or 14.6% of the outstanding common shares of Dal-Tile, in a registered secondary offering (the "Offering") pursuant to demand registration rights contained in Article V of that certain Shareholders Agreement dated as of December 29, 1995 between and among Dal-Tile, AEA Investors, Inc., the managing member of the beneficial owner of a majority of Dal-Tile's outstanding Common Stock, DTI Investors, LLC ("DTI"), each of the Reporting Persons and Armstrong Cork Finance Company (the "Shareholders Agreement"), as amended by that certain letter agreement between and among the parties to the Shareholders Agreement and DTI dated as of July 15, 1996. The shares of Common Stock were sold to Morgan Stanley & Co. Incorporated as the underwriter (the "Underwriter") of the Offering. The shares were sold to the Underwriter at a purchase price of $8.16 per share with a price to the public of $8.50 per share.

     In addition to the aforementioned transaction, the Reporting Persons sold 193,500 shares of Common Stock in open-market broker transactions pursuant to Rule 144 of the Securities Act, as amended ("Rule 144 Transactions"). The Rule 144 Transactions settled between the dates of October 27, and November 9, 1998.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the Offering of Dal-Tile Common Stock referred to in Item 4, above, the Reporting Persons entered into an Underwriting Agreement dated November 13, 1998 with Morgan Stanley & Co. Incorporated as the underwriter named therein (the "Underwriting Agreement"). Pursuant to the Underwriting Agreement, the Underwriter agreed to purchase the Common Stock from Enterprises at a purchase price of $8.16 per share based upon certain representations and warranties made by the Reporting Persons and subject to certain customary conditions to closing. The conditions to closing were satisfied and the Offering consummated on November 18, 1998.

Item 7.    Materials to be Filed as Exhibits

 Exhibit No.  Exhibit

      99.2 Underwriting Agreement dated November 13, 1998 by and among Armstrong World Industries, Inc., Armstrong Enterprises, Inc. and Morgan Stanley & Co. Incorporated, is incorporated herein by reference from Amendment No. 1 to the Registration Statement on Form S-3 of Dal-Tile International Inc. filed November 13, 1998 (Commission File No. 333-67029) wherein it appeared as
              Exhibit 1.2.

                                   SIGNATURE


     The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this Amendment No. 5 to
Schedule 13D is true, complete and correct.

Date:  December 7, 1998        ARMSTRONG ENTERPRISES, INC.

                                By:  /s/  David D. Wilson
                                   ----------------------
                                   David D. Wilson,
                                   Vice President and Secretary

                                ARMSTRONG WORLD INDUSTRIES, INC.

                                By:  /s/  Frank A. Riddick, III
                                    ----------------------------
                                    Frank A. Riddick, III,
                                    Senior Vice President, Finance and Chief
                                    Financial Officer